Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(in thousands, except ratios)	2013		2012	2011	2010	2009
Computation of earnings (loss):
Income (loss) from continuing operations before income tax	$(4,126)		$95,790	$26,351	$13,305	$(27,570)
Add: Fixed charges	31,675		10,483	4,178	1,478	974
Add: Equity method investment (income) loss	763		3,921	(81)	200	9
Less: Capitalized interest	7,548		3,017	1,159	—	—
Less: Noncontrolling interest share of (income) loss	(1,557)		(819)	7	253	12

Earnings (loss)	19,207		106,358	29,296	15,236	(26,575)

Computation of fixed charges:
Interest expense	22,782		6,443	2,514	1,240	833
Add: Amortization of premium (discount) on Senior Notes, net	180		(8)	—	—	—
Add: Capitalized interest	7,548		3,017	1,159	—	—
Add: Amortized loan costs	1,165		1,031	505	238	141

Fixed charges, as defined	31,675		10,483	4,178	1,478	974

Ratio of earnings (loss) to fixed charges	0.6x	(1)	10.1x	7.0x	10.3x	— (1)

(1)	Due to our net losses for the years ended December 31, 2013 and 2009, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $12.5 million and $27.5 million for the years ended December 31, 2013 and 2009, respectively.